20549-0408

								November 22, 2004


Edward M. Jamison
President
Community Bancorp
400 South 4th Street, Suite 215
Las Vegas, Nevada  89101

Re: Community Bancorp
       Form S-1, amendment number 1, filed November 15, 2004
       File No. 333-119395

Dear Mr. Jamison:

      We have the following comments on your filing. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary - page 1
1. We note that the performance values you give in the second paragraph still do not include annual figures for the five year period discussed. If you continue to quantify your performance, please revise to include annual performance figures.

Cautionary Note Regarding Forward-Looking Statements - page 18
2. Please advise us how you can claim the safe harbor provision of the Private Securities Litigation Reform Act of 1995, which is not available to unregistered companies and may not be claimed in an initial public offering. If it is not available to you, please delete the reference to the Private Securities Litigation Reform Act of 1995.

Capitalization - page 21
3. Please revise here and throughout the document to recharacterize the line item currently referred to as surplus, which implies
"extra", as something similar to additional paid in capital.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Non-Interest Income and Non-Interest Expense - page 33
4. In your discussion of non-interest income, you disclose that you have reduced staff for the residential mortgage origination business, which will lead to a reduction in non-interest expense. In the non-interest expense section, you disclose that the increase is primarily attributable to increases in salary and employee benefit expenses in the areas of lending, operations and human resources. Please revise to clarify the effects of the reduction in residential mortgage staff on non-interest expense.

Investments - page 49
5. Please revise the header to the interim information. It appears to have not been updated.

Contractual Obligations and Commercial Commitments - page 52
6. Please refer to prior comment 11 and revise the header to this section to clearly identify these obligations and commitments as off-balance sheet arrangements.

Our Business Activities - page 61
7. Please refer to prior comment 20. We are unable to locate revisions that discuss how you monitor and assess credit quality on these loans on an on-going basis. Please revise or advise. Also, while you consider the percentage of these loans to total loans to be immaterial, it appears impairment could have a material effect to the statements of operations. Please revise your discussions of loans, beginning on page 43, to provide quantified disclosure of these loans. At a minimum, a footnote to the loan tables on page 43 with this disclosure would provide improved transparency for an investor.
8. Please refer to prior comment 18 and revise to clarify if the commercial real estate loans discussion here encompasses all the commercial real estate and construction loans disclosed in your tables on page 43.

Employment Agreements - page 82
9. For each of the three persons discussed, please quantify the dollar amounts that would have been received for both termination possibilities, as of a recent date.

Underwriting - page 89
10. Please revise to quantify the price to book value at the bottom of page 90 assuming the offering is completed.

Financial Statements - beginning on page F-1
11. Please revise to put the disclosures in current Note 3 into
Note
1.  Refer to          paragraph 2(e) of SFAS 148.
12. Please refer to prior comment 27. It remains unclear as to how you considered the requirements of paragraph 13 of FIN 45 for recording the fair value of your liability under standby letters of credit. It appears the liability recorded at December 31, 2003 represents unearned fees. Please revise to clarify.



      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Michael
Volley,
at 202-824-5568 or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst

By fax : John F. Stuart
	  Fax number 805-545-8599
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Community Bancorp
page 4